MANAGEMENT’S DISCUSSION & ANALYSIS

2018 FIRST QUARTER

This Management’s Discussion and Analysis (“MD&A”) was prepared by management as at April 25, 2018, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three months ended March 31, 2018, as well as the 2017 audited consolidated financial statements and the 2017 MD&A, dated February 28, 2018, and the 2017 Annual Information Form (“AIF”), dated March 27, 2018. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three months ended March 31, 2018, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, and per share data. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s three principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, its Bisha zinc-copper Mine in Eritrea, and its strong balance sheet with approximately $150 million in cash and cash equivalents and no debt. The Company also holds a number of additional exploration licenses and permits in Serbia, Macedonia and in the Bisha mining district. The Company’s primary focus is to bring the Timok Project Upper Zone into production in an expedient, safe and well-designed, optimized manner.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corporation (“Freeport”). The Company is currently the operator of the Timok Project and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and is funding the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work pursuant to the terms of its joint venture arrangement based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54% from its current 40%. The Company will then own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro-rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the date of acquisition through March 31, 2018, the Company has incurred $19,552 of agreed Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. The Company is now in the primary phase of the mineral deposit at the Bisha Mine and will continue to produce both zinc and copper in concentrate through to the end of the mine life, which is projected to the end of 2021.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned indirect subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20-year mining licence for the Bisha Mine, and on July 6, 2012, a 10-year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in the Bisha mining district which is in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

FIRST QUARTER HIGHLIGHTS

  Produced 71.6 million pounds of zinc and 8.9 million pounds of copper at Bisha
  Sold 53.4 million pounds of payable zinc in concentrate and 7.8 million pounds of payable copper in concentrate
  Costs below guidance with C1 cash costs(2) of $0.58 per payable pound of zinc sold on a by-product basis
  Improved both zinc and copper recoveries at Bisha:
    Zinc recovery improved by 8.5% to 81.1%
    Copper recovery improved by 34.1% to 61.5%
  Strong operating performance resulted in cash balance increasing from $125 million to $150 million during the quarter
  Released the Timok pre-feasibility study (“PFS”) which demonstrated the project’s sector-leading returns, with an after-tax NAV8% of $1.8 billion and IRR of 80% at $3.15 per pound copper
  Received the Timok exploration decline permit; all approvals now in place to begin construction in Q2 2018
  Completed all drilling related to the $20 million Timok Lower Zone work program which highlighted the deposit’s significant scale and impressive grades; resource statement to be released in mid 2018
  Discovered high sulphidation epithermal (“HSE”) mineralization approximately 500 metres to the east of the Upper Zone
	Q1 2018	Q4 2017	Q3 2017 (Restated)(1)	Q1 2017 (Restated)(1)
Revenue (millions)	$106.7	$80.6	$71.0	$71.6
Impairment reversals (millions)	-	18.0	2.7	-
Earnings from mine operations (millions)(1)	23.4	15.0	12.3	11.8
Exploration expenses (millions)(1)	(8.2)	(10.2)	(12.2)	(13.1)
Net income (loss) (millions)(1)	0.5	2.2	(8.4)	(9.1)
Net loss attributable to Nevsun shareholders (millions)(1)	(4.5)	(3.8)	(11.6)	(11.6)
Basic loss per share attributable to Nevsun shareholders(1)	$(0.01)	$(0.01)	$(0.04)	$(0.04)

Cash (millions)	$149.6	$124.6	$151.2	$166.6
Working capital (millions)	187.6	162.3	179.1	190.3
Total assets (millions)(1)	1,093.1	1,086.4	1,101.2	1,193.4
Total non-current liabilities (millions)(1)	72.3	66.7	75.1	70.7

Zinc price realized, per payable pound sold	$1.51	$1.54	$1.44	$1.25
C1 cash cost per payable zinc pound sold, by-product basis(2)	0.58	1.13	0.75	0.89
C1 cash cost per payable zinc pound sold, co-product basis(2)	0.79	1.23	0.84	0.89

Copper price realized, per payable pound sold	$3.01	$3.26	$2.99	$-
C1 cash cost per payable copper pound sold, co-product basis(2)	1.56	2.01	1.70	-
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q1 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three months ended March 31, 2017.
(2)	C1 cash cost per payable pound sold is a non-GAAP measure – see page 17 of this MD&A for discussion of non-GAAP measures and page 6 of this MD&A, Cash Costs, for explanation of per-unit costs.

OPERATING REVIEW

TIMOK PROJECT UPDATE

During Q1 2018, extensive work was performed on the project implementation schedule in collaboration with the Republic of Serbia to better understand the permitting process and requirements. As a result of this work, the Company gained valuable insights into the permitting regimen in Serbia under the terms of its mining law, and on February 27, 2018 the Company received the exploration decline permit. The permitting process was extremely valuable, and the Company acquired knowledge and relationships that will serve the Company well as it moves towards securing additional permits for the Timok Project. The Company is in the process of finalizing the contract tendering process to commence the decline construction activities in Q2 2018. The Company has also conducted a tendering process for the selection of the engineering firm to complete the Timok Project feasibility study (“FS”). The award of this contract and the commencement of the FS is expected in Q2 2018.

The Company completed the PFS in Q1 2018 and the NI 43-101 Technical Report that summarizes the results of the PFS and incorporates an initial reserve statement for the Timok Upper Zone will be filed in early Q2 2018. The PFS has reconfirmed the mining method, overall process design and robust economics of the Timok Project. During Q1 2018, test work conducted at a second metallurgical laboratory confirmed that a single, bulk copper concentrate can be achieved using the proposed flowsheet. This work showed that close control of the concentrate production rate can significantly improve concentrate grade without loss of copper recovery. The test work also confirmed the PFS design that high-grade ore from the earliest years of mine production will require only a single rougher stage of flotation to produce the final concentrate. A first cleaning stage will be required after several years as ore grades decline with mining depth and, in the final years, a second cleaning stage will be required to treat the lowest grades of ore. The program also addressed the earlier concept of simultaneously producing two copper concentrates with low- and high-arsenic contents, respectively; this work is continuing.

The Company has spent $5.6 million in Q1 2018 on Upper Zone activities, including land acquisition (cumulative $40.3 million since the acquisition of Reservoir Minerals Inc., “Reservoir”), and the PFS was completed within the $40 million budget. The Company has acquired 53% of the required private land for construction of the project and 100% of the land required for development of the exploration decline as at March 31, 2018.

KEY OPERATING INFORMATION – BISHA MINE

Bisha maintained total quarterly material movement above 5 million tonnes for the second consecutive quarter in Q1 2018. This sustained improvement in mine performance reflects the deployment of new heavy mining equipment (“HME”), improving HME availability, and the implementation of a plan for in-pit waste dumping with favourable impacts on hauling distance. The mine is expected to continue to benefit from the in-pit waste dumping for the next 12 months. Exceptions to the mine plan required in 2017 to alleviate processing difficulties for certain ore types have now been largely corrected. This resulted in a decrease in the stripping ratio from Q4 2017 and will ensure adequate primary ore supply in support of achieving 2018 mine production targets.

On processing, Bisha achieved breakthrough results on the key metallurgical challenge that the mine has faced since the commencement of the zinc phase – copper-zinc selectivity – during a 31-day plant trial using alternate reagent schemes. The Company is currently installing upgrades on the plant that, once completed in Q2 2018, will allow for consistent application of the revised reagent scheme which is expected to significantly improve both copper recovery and copper concentrate grades going forward. Both copper and zinc recoveries in Q1 2018 exceeded expectations at 61.5% and 81.1%, respectively.

	Q1 2018	Q4 2017	Q3 2017	Q1 2017
Mining
Ore mined, tonnes(1)	640,000	362,000	383,000	651,000
Waste mined, tonnes	4,525,000	4,981,000	4,126,000	3,114,000
Strip ratio, using tonnes	7.1	13.8	10.8	4.8
Processing
Ore milled, tonnes	563,000	520,000	524,000	599,000
Zinc feed grade, %	7.1	6.9	6.8	5.5
Copper feed grade, %	1.2	1.2	1.0	0.9
Recovery, % of zinc	81.1	72.6	74.0	71.0
Recovery, % of copper(2)	61.5	27.4	33.4	26.8
Zinc concentrate grade, %	47.8	45.6	42.0	39.4
Copper concentrate grade, %(2)	20.9	18.7	17.8	21.6
Zinc in concentrate produced, millions of pounds	71.6	57.7	57.8	51.9
Zinc in concentrate produced, tonnes	32,500	26,100	26,300	23,500
Copper in concentrate produced, millions of pounds	8.9	3.6	4.0	3.3
Copper in concentrate produced, tonnes	4,100	1,600	1,800	1,500
Payable zinc in concentrate sold, millions of pounds	53.4	44.6	43.4	52.9
Payable zinc in concentrate sold, tonnes	24,700	20,200	19,800	24,000
Payable copper in concentrate sold, millions of pounds	7.8	3.6	3.1	-
Payable copper in concentrate sold, tonnes	3,500	1,600	1,400	-
(1)	Ore tonnes mined for the three months ended March 31, 2018 consisted of 640,000 tonnes of primary ore (Q1 2017 – 594,000 tonnes of primary ore and 57,000 tonnes of supergene ore).
(2)	This represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER 2018

EARNINGS FROM MINE OPERATIONS AND CASH FLOW PROVIDED BY OPERATING ACTIVITIES

The Company generated earnings from mine operations of $23.4 million during Q1 2018, a 98% increase over $11.8 million generated during Q1 2017. Q1 2018 earnings from mine operations are higher over the comparative period largely as a result of higher revenues, which were significantly impacted by the sale of 7.8 million payable pounds of copper in concentrate at an average realized price per pound of $3.01, which did not occur in the comparative period as the mine had not yet produced saleable copper in concentrate during the primary phase. Higher realized selling prices for zinc ($1.51 per pound in Q1 2018 vs. $1.25 per pound in Q1 2017) also contributed to the higher earnings from mine operations. Q1 2018 earnings from mine operations were offset in part by higher operating costs, which include higher reagent, fuel and mining costs. Q1 2017 earnings from mine operations include a non-recurring credit of $9.8 million related to the recovery of withholding taxes paid in prior years with respect to a contractor (recorded to accounts receivable, net of income taxes).

Cash flows generated by operating activities before income taxes were $36.2 million in Q1 2018 as compared to $0.4 million in Q1 2017. Q1 2018 cash flows benefitted largely from higher sales volumes during the period as compared to Q1 2017, as zinc sales of 53.4 million payable pounds were 1% higher than the 52.9 million payable pounds sold in Q1 2017, and the 7.8 million payable pounds of copper sold had no comparable in Q1 2017 as no sales occurred in that period. Additionally, cash generation in Q1 2018 benefitted from the drawdown of all concentrate inventory stockpiles from December 31, 2017, collection of all provisional payments during the period (no provisional sales receivables outstanding as at March 31, 2018), lower treatment charges incurred on zinc sales as a result of continued zinc market tightness and an increasing quality of zinc concentrate, which attracts better terms ($0.02 per payable zinc pound sold in Q1 2018 compared to $0.11 per payable pound sold in Q1 2017), and sales of material of significantly higher grade. Zinc concentrate grades averaged 47.8% in Q1 2018 as compared to 39.4% in Q1 2017, and copper concentrate grades of 20.9% in Q1 2018, while marginally lower than the 21.6% produced in Q1 2017, were produced much more consistently and in higher quantities, as evidenced in the 170% increase in copper production from 3.3 million pounds in Q1 2017 to 8.9 million pounds in Q1 2018, which allowed for the sale of two copper concentrate parcels during Q1 2018.

PRODUCTION AND SALES

The Company produced 71.6 million pounds of zinc in zinc concentrate and 8.9 million pounds of copper in copper concentrate during Q1 2018 by processing of 563,000 tonnes of primary ore, with a feed grade of 7.1% zinc and 1.2% copper. Both zinc and copper recoveries in Q1 2018 improved upon Q4 2017 results at 81.1% and 61.5%, respectively, compared to 72.6% and 27.4% in the Q4 2017 period.

During Q1 2018 both ore production and waste movement in the mine performed well, reflecting the deployment of new heavy mining equipment (“HME”), improved HME availability and the implementation of a plan for in-pit waste dumping with favorable impacts on hauling distance. Exceptions to the mine plan in 2017, which were required to alleviate processing difficulties associated with certain ore types, have now been largely corrected. This resulted in a decrease in the stripping ratio from 13.8 during Q4 2017 to 7.1 during Q1 2018 as the campaign to rework the mining benches, walls and faces in the Bisha main pit was completed in 2017. This work has ensured that the mine was fed solely with primary ore feed through the entire quarter.

The continued improvement in mining capability and the resulting increase in availability of run of mine (“ROM”) ore meant that no zinc-only stockpiles were processed in the quarter, which benefitted copper recoveries. Additionally, considerable progress was made in addressing metallurgical issues related to the recovery of copper from primary ore. A 31-day plant trial was completed to assess the impact of the depressant Sodium Meta BiSulfate (“SMBS”) on copper vs. zinc selectivity in the copper flotation circuit. The results of the trial indicated that the use of SMBS could significantly improve copper recovery and copper concentrate grade for primary ore. The use of SMBS will re-commence in late Q2 2018.

During Q1 2018, the Company sold 53.4 million pounds of payable zinc in zinc concentrate and 7.8 million pounds of payable copper in copper concentrate, compared to 52.9 million pounds of payable zinc and no copper, respectively, in Q1 2017. Concentrate grades averaged 47.8% for zinc (Q1 2017 – 39.4%) and 20.9% for copper (Q1 2017 – 21.6%).

CASH COSTS

C1 cash costs have been calculated on a by-product cost basis for zinc, treating copper sales as a by-product credit to reported zinc sales. C1 costs are also presented on co-product bases for zinc and copper, which allocates joint costs based on expected revenue from actual production in order to provide consistency with reporting from previous periods.

On a by-product basis, C1 cash costs per payable pound of zinc sold for Q1 2018 totalled $0.58, comprised of operating expenses and selling costs of $0.80 and treatment charges of $0.02, offset by by-product credits of $0.24. By-product credits are comprised of gold and silver credits ($0.03), as well as the net margin realized on copper sales ($0.21). There are no comparable Q1 2017 copper by-product costs for zinc sales as there were no copper sales in Q1 2017. C1 cash costs benefitted from improved zinc and copper recoveries which resulted in increases in zinc and copper production. Additionally, mining costs benefitted from shorter hauling distances due to in-pit waste dumping. These benefits were partially offset by continued higher maintenance costs.

C1 cash costs per payable pound of zinc sold on a co-product basis for Q1 2018 totalled $0.79 (Q1 2017 – $0.89), comprised of operating expenses and selling costs of $0.80 (Q1 2017 – $0.73) and treatment charges of $0.02 (Q1 2017 – $0.11), offset by by-product credits of $0.03 (Q1 2017 – $0.13).

C1 cash costs per payable pound of copper sold on a co-product basis for Q1 2018 totalled $1.56, comprised of operating expenses and selling costs of $1.83 and treatment and refining charges of $0.41, offset by by-product credits of $0.68. No comparable costs are available for copper during Q1 2017 as there were no sales of copper in concentrate during that period.

STOCKPILED MATERIALS

The composition of stockpiled materials (tonnes) as at March 31, 2018, is as follows:

	Total	Current	Non-current	Written-down(1)
Primary ore	1,995,000	130,000	600,000	1,265,000(2)
Supergene ore	80,000	-	80,000	-
Oxide ore	106,000	-	-	106,000
Pyrite sand ore	395,000	-	-	395,000
(1)	The carrying values of these stockpiled materials remain fully impaired for accounting purposes as at March 31, 2018.
(2)	The quantity of written-down primary ore stockpiles has decreased from 1,500,000 as at December 31, 2017 due to a change to the specific gravity factor used during the month-end survey process. This decrease has had no effect on the financial results of the Company during the period.

At March 31, 2018, there were four distinct types of stockpiled material – 1,995,000 tonnes of primary ore, which is predominantly “zinc-only” ore material, 80,000 tonnes of supergene ore, 106,000 tonnes of oxide ore, and 395,000 tonnes of pyrite sand material.

The zinc-only primary ore stockpiles, consisting of 1,865,000 tonnes of material, are not homogenous, with known variations in grades and mineralogy, and have been segregated into different stockpiles based on these characteristics. Of the total amount, approximately 600,000 tonnes contain high and medium zinc grades, and are demonstrably economic when assuming metallurgical recovery rates and zinc concentrate qualities consistent with those achieved during zinc-only plant trials in late 2017, and using current estimates for zinc metal prices, commercial terms and operating costs. The 600,000 tonnes, which are recognized in inventory at their original carrying amount, have been included in the updated Bisha reserve statement as of December 31, 2017, and are classified as non-current inventory as no quantities of this stockpile are expected to be processed within the next twelve months. The remaining 1,265,000 tonnes of zinc-only material, which are either low grade or possess challenging metallurgical characteristics, are not currently expected to be processed and are fully impaired for accounting purposes.

The stockpiled quantities of oxide ore and pyrite sand ore are also fully impaired for accounting purposes as of March 31, 2018.

The Company continues to periodically mine small pockets of supergene ore in the main Bisha ore body during the primary phase. The Company has no plans to process this stockpile within the next 12 months, and as such the supergene ore has been classified as non-current.

EXPLORATION

Bisha

In Q1 2018, the Company spent $2.2 million to fund 7,710 metres of exploration diamond drilling (30 holes), 1,249 metres of reverse circulation drilling (12 holes), ground and borehole geophysical surveying, soil and rock geochemistry and other geological work.  The primary area of focus was the continuation of drilling in the Asheli area on the Mogoraib River exploration license.

Timok Project

In Q1 2018, exploration drilling on the Timok Project consisted of the continuation and completion of the drilling of the Lower Zone deposit as part of the agreed Lower Zone work commitment under the joint venture with Freeport (1,934 metres in 6 holes). The Company has spent $0.9 million in Q1 2018 (cumulative $19.6 million from June 2016) on the Lower Zone drilling program. Since the start of the program, the Company has drilled 50,432 metres, and 49 holes have been completed as at March 31, 2018.

Additional regional exploration drilling was done on the Brestovac Metovnica property to search for a new deposit with similar properties to the Upper Zone deposit (583 metres in 2 holes). In addition, a total of 1,112 metres of condemnation drilling in 4 holes was completed over proposed infrastructure locations. The results indicate that there is no evidence of significant mineralized rock in the areas of the Decline Portal, the Mill Site and the Underground Infrastructure.

Drilling contracts are currently going through a re-bidding process, and drilling operations are expected to restart in late Q2 2018.

Lower Zone drilling continued to demonstrate the copper grade, continuity and thickness of mineralization in the Lower Zone. To date, 84 drill holes have been drilled within the Lower Zone footprint, of which 78 drill holes comprising approximately 90,571 meters have intersected the deposit or its margins.  The geometry of the Lower Zone remains to be fully defined, however current dimensions of the mineralized zone are approximately 2,000 metres long by 1,100 metres wide by 1,400 metres high. The mineralization comes to within 700 metres of surface at its south-eastern margin and extends to over 2,200 metres depth to the northwest, where it remains open. Highlighted assays from the final drill holes included 1.00% Cu and 0.20g/t Au (1.14% Cu equivalent) over 556.8 metres starting at 1,310 metres in TC170177, which included 1.45% Cu, 0.32g/t Au (1.67% Cu equivalent) over 177.0 metres.

Regional drilling focused on searching for new high grade Upper Zone-style mineralization. As released on January 16, 2018, significant intersections of high sulphidation epithermal mineralization were made approximately 500 metres to the east of the Upper Zone in a 250 by 250 metre area, including hole TC170189 which returned 2.93% copper and 2.54 g/t gold over 27.0 metres at a depth of 396 metres.

Tilva, BEM and Macedonia

During Q1 2018, no significant exploration activities took place at the Company’s other wholly-owned mineral licenses and permits in Serbia and Macedonia on account of winter conditions. Activities are expected to resume in Q2 2018.

Additionally, no activities took place at the Tilva Joint Venture with Rio Tinto, where efforts in future months in 2018 will focus on large porphyry copper targets on the Tilva Njara, Kraljevica and Nikolecevo exploration licenses in Serbia.

RESERVES AND RESOURCES

The Company published an updated mineral reserve for the Bisha mine on March 27, 2018. Please refer to the Company’s 2017 AIF for more information.

The Company will publish details of the preliminary Timok Project reserve in Q2 2018. After publishing the reserve, the Company expects to commence the capitalization of exploration and evaluation costs at the Timok Upper Zone incurred in order to expand the reserve and its associated value.

CORPORATE SOCIAL RESPONSIBILITY

On May 4, 2017, the Company issued its 2016 annual CSR report. The Company continues with its transparent approach to operations and contributions to the communities in which it operates, including the reporting of funds paid to the State of Eritrea in the form of taxes and royalties. The Company plans to issue its 2017 annual CSR report during Q2 2018.

DIVIDENDS

The Company announced in January 2018 that it would be suspending declarations of dividends, and as such no dividends were declared by the Company during the three months ended March 31, 2018. During the three months ended March 31, 2017, the Company declared a dividend of $0.01 per share for a total declaration of $3,019.

Prior to the suspension of the dividend, the Company had in place a Dividend Reinvestment Plan (“DRIP”) which allowed shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q4 2017 dividend, approximately 9% of shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,762 in cash and $260 in common shares (109,190 shares) in January 2018. For the Q4 2016 dividend, approximately 12% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $10,562 in cash and $1,537 in common shares (465,369 shares) in January 2017. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The financial results from Q2 2016 reflect a period in which the Bisha Mine was engaged in full commercial copper concentrate production through the processing of supergene ore. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2017.

All figures in this table from Q2 2016 through Q3 2017 have been restated to reflect the Company’s voluntary change in accounting policy with respect to exploration and evaluation expenditures. Please refer to note 27 in the Company’s 2017 annual consolidated financial statements for more information.

In US $000s (except per share data)	2018 1st	2017 4th	2017 3rd (Restated)	2017 2nd (Restated)
Revenues	$106,746	$80,623	$71,036	$66,091
Earnings (loss) from mine operations	23,384	14,990	12,285	(64,896)
Net income (loss) for the period	513	2,117	(8,389)	(84,198)

Net loss attributable to Nevsun shareholders	(4,502)	(3,724)	(11,564)	(57,863)
Loss per share attributable to Nevsun shareholders – basic	(0.01)	(0.01)	(0.04)	(0.19)
Loss per share attributable to Nevsun shareholders – diluted	(0.01)	(0.01)	(0.04)	(0.19)

In US $000s (except per share data)	2017 1st (Restated)	2016 4th (Restated)	2016 3rd (Restated)	2016 2nd (Restated)
Revenues	$71,647	$36,187	$22,920	$79,165
Earnings (loss) from mine operations	11,848	(4,715)	17,728	35,561
Net income (loss) for the period	(9,131)	(17,936)	1,271	16,801

Net income (loss) attributable to Nevsun shareholders	(11,574)	(16,498)	(2,874)	8,907
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.04)	(0.08)	(0.01)	0.04
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.04)	(0.08)	(0.01)	0.04

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2018

The following variances result when comparing operations for the three-month period ended March 31, 2018, with the same period of the prior year (in US $000’s, expect per ounce and per pound data):

REVENUES

The Company’s Q1 2018 revenues of $106,746 (Q1 2017 - $71,647) are comprised of zinc concentrate sales of $80,666 (Q1 2076 – $67,852), zinc concentrate by-product sales of $1,594 (Q1 2017 – $7,114), copper concentrate sales of $23,504 (Q1 2017 – $nil), copper concentrate by-product sales of $5,323 (Q1 2017 – $nil) and other revenue of $nil (Q1 2017 – $2,664), offset by zinc concentrate treatment and refining charges of $1,161 (Q1 2017 – $5,983) and copper concentrate treatment and refining charges of $3,180 (Q1 2017 – $nil).

Zinc revenues include sales of 53.4 million payable pounds of zinc (Q1 2017 – 52.9) at an average realized price per pound of $1.51 (Q1 2017 – $1.28). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $2,652 (Q1 2017 – positive adjustments of $1,572). Copper revenues include sales of 7.8 million payable pounds of copper (Q1 2017 – nil) at an average realized price per pound of $3.01 (Q1 2017 – nil). Copper sales are net of downward provisional and final pricing and physical quantity adjustments of $535 (Q1 2017 – $nil). Sales in Q1 2018 increased over those realized in Q1 2017 largely as a result of improved production of both zinc and copper, higher metals prices, and the drawdown of concentrate stockpiles through Q1 2018 from December 31, 2017.

The Company did not complete any additional sales of direct shipped ore (“DSO”) in Q1 2018. In Q1 2017, the Company completed DSO sales which contained approximately 4,800 gold equivalent ounces from stockpiled material that resulted in other revenue of $2,664. The gold equivalent ounces were calculated based on a ratio of 71:1 silver to gold.

OPERATING EXPENSES

The Company recorded operating expenses of $55,182 in Q1 2018 (Q1 2017 - $40,557). Q1 2017 operating expenses were net of a non-recurring credit related to the recovery of withholding taxes on contractor payments overpaid in prior years ($9,780, recorded in accounts receivable, net of income taxes). After removing the non-recurring credit, Q1 2018 operating expenses of $55,182 are 10% higher than adjusted Q1 2017 operating expenses of $50,337. Operating expenses incurred during Q1 2018 have increased over the comparative period as a result of several factors. Firstly, maintenance of HME continues as the mining department works towards continual improvement of availabilities and usage rates. The new HME that arrived on site in late 2017 and early 2018 are now fully operational, which has allowed for a sustained focus on maintenance of older assets. Additionally, Q1 2018 operating expenses reflect increased reagent usage (namely, SMBS), which has had a positive impact on copper recoveries and copper concentrate grades. Fuel costs are also higher as the cost of fuel on a per-litre basis has increased over the Q1 2017 period. Lastly, as a result of increased sales volumes during Q1 2018, higher transport and shipping costs were incurred.

ROYALTIES

The Company incurs a 3.5% royalty on the sale of base metals and a 5.0% precious metals royalty on the sale of gold and silver. For Q1 2018, royalty expense of $5,486 (Q1 2017 – $6,303) was recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

The Company is required to remit royalties on metals within concentrate on a contained, rather than payable, basis. The Company has held discussions with the Eritrean Ministry of Energy & Mines (“MEM”) in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5.0% for precious metals, however the MEM has not altered its position. Despite higher revenue in Q1 2018, the Q1 2018 royalty expense is lower than the Q1 2017 expense as the Q1 2017 amount includes $1,583 related to 2016 production that had originally been accrued on a payable, rather than contained, basis.

DEPRECIATION AND DEPLETION (RESTATED)

During Q1 2018, depreciation and depletion of $22,694 (Q1 2017 – $12,939) was recorded. Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during Q1 2018 was higher than Q1 2017 as a result of a shorter mine life announced in Q2 2017, which increased the per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, in Q2 2017, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. The Company expects that depreciation and amortization will be higher than in past years for the remainder of the mine life. In addition to higher rates of depreciation, depreciation in Q1 2018 has also increased as new assets have been brought into use, namely the Phase III tailings management facility lift and new HME additions.

EXPLORATION EXPENSES (RESTATED)

As disclosed in the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and related administrative expenditures.

During Q1 2018, the Company incurred exploration expense of $8,156 (Q1 2017 – $13,143) comprised of $1,992 incurred at the Bisha Mine (Q1 2017 – $2,710), $4,620 incurred on the Timok Project Upper Zone (Q1 2017 – $7,325), $940 incurred on the Timok Project Lower Zone (Q1 2017 – $2,914) and $604 incurred on the Company’s other properties in Serbia and Macedonia (Q1 2017 – $194).

ADMINISTRATIVE

Administrative costs for Q1 2018, comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses were $5,431, up from $4,694 in Q1 2017.  Salaries and employment benefits, including share-based payments and long-term incentive compensation, decreased from $3,376 for Q1 2017 to $2,529 for Q1 2018. The decrease is predominantly the result of a decrease in the valuation of long-term incentives, the fair value of which is based on the Company’s share price. Other administrative expenses increased from $1,318 during Q1 2017 to $2,902 during Q1 2018, which reflects higher travel, consulting, office and business development costs.

FINANCE COSTS

Finance costs in Q1 2018 of $519 (Q1 2017 – $486) are comprised entirely of accretion expense on the Company's reclamation liability.

FINANCE INCOME

Finance income for Q1 2018 of $317 (Q1 2017 – $309) is comprised of interest earned on cash and cash equivalent balances.

INCOME TAXES (RESTATED)

Income tax expense for Q1 2018 of $9,082 (Q1 2017 – $2,965) relates to the BMSC mining operations where the statutory tax rate is 38%, and has increased as a result of improved financial results and higher taxable income.

LIQUIDITY AND CAPITAL RESOURCES (RESTATED)

The Company’s cash and cash equivalents at March 31, 2018, were $149,623 (December 31, 2017 – $124,598). Working capital, including cash and cash equivalents, was $187,595 (December 31, 2017 – $162,319.)

During Q1 2018, cash generated from operating activities before changes in non-cash operating working capital and income taxes paid was $33,083, compared to $7,152 during Q1 2017. As of March 31, 2018, the Company had not yet remitted income taxes for the 2018 fiscal year (Q1 2017 – $18,794).

The Company used $8,472 in investing activities in Q1 2018 (Q1 2017 – $4,029), comprised of $5,809 on sustaining capital and land acquisition (Q1 2017 – $1,280) and $167 on mineral properties (Q1 2017 – $1,025). These expenditures were net of changes in non-cash working capital of $2,496 (Q1 2017 – $1,724).

The Company used $2,724 in its financing activities in Q1 2018, compared to $10,317 in Q1 2017. During Q1 2018, the Company paid dividends to Nevsun shareholders of $2,724 (Q1 2017 – $10,562).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk. There are no off-balance sheet arrangements.

CONTINGENCIES

LEGAL CLAIMS

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

CONTRACTUAL DISPUTE WITH CANACCORD

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

The claim was heard in the British Columbia Supreme Court on January 25 and 26, 2018. The decision of the Court on the claim was reserved and is pending. No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.

OUTSTANDING SHARE DATA

As of April 25, 2018, the Company had 302,321,670 shares and 7,550,233 options issued and outstanding.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2017, dated March 27, 2018, which is available on SEDAR at www.sedar.com.

The Company’s zinc and copper concentrates sales receivables are carried at fair value as the receivables are derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period. Except for the Company’s zinc and copper concentrate trade receivables, the fair values of the Company’s financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

PROPOSED TRANSACTIONS

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated annual financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2017 annual consolidated financial statements, respectively, except as discussed below.

In preparing the condensed consolidated interim financial statements in accordance with the IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial Instruments

Effective January 1, 2018, the Company has adopted IFRS 9 – Financial Instruments. IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

The implementation of the new standard has not had a material impact on the measurement of the Company’s reported financial results; however it has resulted in additional disclosures.

IFRS 15 – Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 – Revenue from Contracts with Customers. The new standard requires a methodology of recognizing revenue in line with the transfer of control of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract, based on their relative stand-alone selling price. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria.

The implementation of the new standard has not had a material impact on the Company’s reported financial results, however it has resulted in additional disclosures.

Voluntary change in accounting policy – Exploration and evaluation expenditures

Effective December 31, 2017, the Company implemented a voluntary change in accounting policy with respect to exploration and evaluation expenditures. As such, certain prior period amounts within this management’s discussion and analysis have been restated in accordance with the new policy. Refer to note 12 of the Company’s interim financial statements for the three months ended March 31, 2018 for additional disclosure regarding the effects of the change.

QUALITY ASSURANCE

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 CASH COST PER PAYABLE POUND SOLD

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities. Gold and silver are considered to be by-products as they generally represent less than 20% of revenues from concentrate.

Additionally, copper metal may also be considered a by-product in relation to zinc sales given that revenue from sales of copper concentrate may range from 20% to 30% of total revenue. Therefore, the Company has presented its C1 cash cost per payable pound sold of zinc on both a by-product basis (with gold, silver and copper as by-products), and on a co-product basis (with gold and silver as by-products). The presentation of both methods is intended to provide another illustrative representation of the net cost of zinc production at the Bisha Mine. Copper by-product credits are expected to vary period to period as sales quantities of copper concentrate may differ between quarters based on production quantities and the timing of shipments, and from metal prices movements.

The cash cost per payable pound sold will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound sold is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Zinc (co-product)				Copper (co-product)
	Q1 2018		Q1 2017		Q1 2018		Q1 2017
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		53.4		52.9		7.8		-
Operating expenses and selling costs	$42,818	$0.80	$38,427	$0.73	$14,308	$1.83	$-	$-
Add:
Concentrate treatment and refining charges	1,161	0.02	5,983	0.11	3,180	0.41	-	-
One-time recovery of withholding tax overpayment	-	-	9,780	0.18	-	-	-	-
Less:
Concentrate by-product credits	(1,594)	(0.03)	(7,114)	(0.13)	(5,323)	(0.68)	-	-
Total C1 cash cost	$42,385	$0.79	$47,076	$0.89	$12,165	$1.56	$-	$-

	Zinc (copper as by-product)
	Q1 2018		Q1 2017
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		53.4		52.9
Operating expenses and selling costs	$42,818	$0.80	$38,427	$0.73
Add:
Concentrate treatment and refining charges	1,161	0.02	5,983	0.11
One-time recovery of withholding tax overpayment	-	-	9,780	0.18
Less:
Concentrate by-product credits	(1,594)	(0.03)	(7,114)	(0.13)
Net margin on sales of copper concentrate	(11,339)	(0.21)	-	-
Total C1 cash cost	$31,046	$0.58	$47,076	$0.89

RECONCILIATION OF REALIZED METAL PRICES

	Zinc		Copper
In U.S. $000s (except pounds of payable metal and per payable pound data)	Q1 2018	Q1 2017	Q1 2018	Q1 2017
Total concentrate sales	$80,666	$67,852	$23,504	$-
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	2,652	(1,572)	535	-
Concentrate sales, before pricing adjustments	$83,318	$66,280	$24,039	$-
Pound of payable metal sold (millions)	53.4	52.9	7.8	-
Realized price per payable pound sold, before pricing adjustments	$1.56	$1.25	$3.08	$-
Provisional and final pricing and quantity adjustments per payable pound sold	$(0.05)	$0.03	$(0.07)	$-
Realized price per payable pound sold	$1.51	$1.28	$3.01	$-
LME average price per pound	$1.55	$1.26	$3.16	$-

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the ultimate outcome of various claims and litigation, the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse/ and a copy of such description is available by written request made to the Company.

CAUTIONARY NOTE REGARDING PREPARATION OF MINERAL AND RESERVES AND RESOURCES

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.